UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

LEADING BRANDS, INC.
(Registrant)

Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia V6G 2Z6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _______

SUBMITTED HEREWITH

1)	Announcement of Fiscal 2002 Year End Results
2)	Announcement of Q1 Results
3)	Advance Notice of Annual and Special General Meeting
4)	Announcement of June 17th Conference Call
5)	Announcement of July 10th Conference Call

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date	July 7, 2003________	By	Marilyn Kerzner___________
(Signature)

Marilyn Kerzner_____________

Director of Corporate Affairs____

FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
FISCAL 2002 YEAR END RESULTS
Revenue Increased 15%

VANCOUVER, CANADA, June 17, 2003, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces results for its 2002 fiscal year ended February 28, 2003.

Revenue for the year rose 15% to $73,808,000Cdn ($47,362,000US) from $64,371,000Cdn ($41,182,000US) the prior year. Net income was $427,000Cdn ($274,000US) before non-cash write-downs associated with the discontinuation of the Company’s Quick Home Delivery service. Those write-downs were of $10,167,000Cdn ($6,524,000US), resulting in a loss per share of $0.71Cdn ($0.46US). Net income in the 2001 fiscal year was $2,093,000Cdn ($1,339,000US) or $0.15Cdn ($0.10US).

Leading Brands Chairman and CEO Ralph McRae said: “Fiscal 2002 saw both the most exciting and difficult decisions in our Company’s short history. The most exciting was our July 2002 expansion into the United States, which increased almost seven fold our penetrable market size. The most difficult was our decision to suspend operations at Quick.”

“During 2002, our operating results were burdened both by the costs of supporting the Quick operation and the startup of our US distribution. Both of those factors should be either eliminated or reduced this year.”

“From a standing start in July 2002 we have built a network of 90 distributors directly serving the majority of the US. We are continuing to build distribution of our TREK© Optimized Performance Beverage™ throughout the US and Canada. Our Pez© 100% Juice™ brand is now in more than 7,000 convenience stores nationally and in July will start testing in several Wal-Mart©, Sam’s Club© and K-Mart© stores. During its introductory month in the 7-Eleven chain, our new Mad Croc™ energy drink rocketed to number three in that trend-setting chain’s energy category. We have also shipped our first loads of Caesar’s Bloody Caesar© cocktail mixes to the US and Mexico.”

“Colder and wetter weather prevailed in much of the Northeast US during our fourth quarter of 2002 and into Q1, 2003. That negatively impacts our sales. During the same period we installed and commissioned new production lines, modified existing lines and added new bottling customers. Those installation and commissioning processes, although initially costly, are necessary to support future growth.”

“Finally, through Q4 of 2002 the Canadian/US dollar exchange rate deteriorated sharply. As we purchase many of our raw materials and ingredients in US dollars for re-sale in Canadian dollars that exchange move impacted our margins. Conversely, early in Q1 of 2003 that exchange rate reversed markedly in our favor. In general, we are pleased that the bulk of our one time, clean up items were dealt with in 2002, and look forward to a year of strong growth in 2003.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Tuesday, June 17, 2003, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-641-6654

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREKU®, Pez® 100% Juices™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, and Cool Canadian® Water.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2003 Leading Brands, Inc.

This news release is available at www.LBIX.com

(tables follow)

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LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)

(EXPRESSED IN CANADIAN DOLLARS)

	February 28	February 28
	2003	2002

Sales	$ 73,808,314	$ 64,370,879

Expenses
Cost of sales	59,234,777	50,133,777
Selling, general & administration expenses	13,991,004	9,496,942
Depreciation and amortization	1,600,932	1,979,503
Interest expense	645,170	978,793
Other	(9,188)	(311,108)

Total Expenses	75,462,695	62,277,907

Net income (loss) before taxes	(1,654,381)	2,092,972
Future Income Taxes	2,081,000	-

Net income after income taxes	426,619	2,092,972

Write down of investment	(10,166,815)	-

Net Income (Loss)	(9,740,196)	2,092,972

Deficit, beginning of period	(13,438,168)	(15,524,240)

Preferred Share Dividends	34,500	6,900

Deficit, end of period	(23,212,864)	(13,438,168)

EARNINGS PER SHARE
Basic	$ (0.71)	$ 0.15
Fully diluted	$ (0.71)	$ 0.15

Weighted average number of shares outstanding	13,754,598	13,593,310

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS)

(EXPRESSED IN UNITED STATES DOLLARS)

	February 28	February 28
	2003	2002

Sales	$ 47,361,598	$ 41,181,549

Expenses
Cost of sales	38,009,995	32,073,301
Selling, general & administration expenses	8,977,802	6,075,710
Depreciation and amortization	1,027,292	1,266,397
Interest expense	413,996	626,186
Other	(5,897)	(199,033)

Total Expenses	48,423,188	39,842,561

Net income (loss) before taxes	(1,061,590)	1,338,988
Future Income Taxes	1,335,344	-

Net income after income taxes	273,754	1,338,988

Write down of investment	(6,523,880)	-

Net Income (Loss)	(6,250,126)	1,338,988

Deficit, beginning of period	(9,404,297)	(10,738,871)

Preferred Share Dividends	22,138	4,414

Deficit, end of period	(15,676,561)	(9,404,297)

EARNINGS PER SHARE
Basic	$ (0.46)	$ 0.10
Fully diluted	$ (0.46)	$ 0.10

Weighted average number of shares outstanding	13,754,598	13,593,310

FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Q1 RESULTS
US Dollar Denominated Revenue Increased 7.5%
Despite Change in Billing Structure to Major Co-Pack Customer

VANCOUVER, CANADA, July 10, 2003, LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces results for its 2003 fiscal first quarter ended May 31, 2003.

Revenue for the quarter rose 7.5% to $12,286,000US ($17,686,000Cdn) from $11,431,000US ($17,978,000Cdn) in the same quarter of the prior year. Net income was $7,000US ($10,000Cdn) or $0.00 per share, compared to net income of $703,000US ($1,106,000Cdn) or $0.05US ($0.08Cdn) in Q1 of last year.

Leading Brands Chairman and CEO Ralph McRae said: “As we previously announced, commencing this fiscal year, our largest co-pack customer changed the way in which we bill them from a full case cost to co-pack fee basis. That simple adjustment reduced our revenues by more than $2,800,000US ($4,000,000Cdn) in Q1 alone. If the status quo had been maintained, we would have reported record revenues of more than $15,000,000US ($21,500,000Cdn), a US dollar denominated increase of 31% over the same period last year. Although partially assisted by the improvement in the Canadian/US dollar exchange rate that occurred during the quarter, that is much more reflective of the actual growth of our business. While such a large percentage of our volume is concentrated in our bottling operations, our company will from time to time experience revenue fluctuations of this nature. They do not impact our profitability, just our stated revenue.”

Mr. McRae continued: “During Q1 our income was negatively impacted by two principal factors. The first was the cost of our US distribution operations in March and April 2003. The second was the less than efficient operation of our two plants throughout the quarter, both of which I have earlier referenced. Income in the first quarter of last year was not affected by the commencement of operations in the United States, as we did not start shipping product there in earnest until July, 2002. Since April we have aggressively attacked the issues that have lowered profitability at our plants. Most of our major new equipment installations and product commissionings are behind us for this year.”

“We continue to increase distribution of our new products in both Canada and the US and we will provide updates on our progress in those areas in our monthly newsletter on the first of each month, posted at www.LBIX.com.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Thursday, July 10, 2003, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-641-6710

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREKU®, Pez® 100% Juices™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, and Cool Canadian® Water.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2003 Leading Brands, Inc.

This news release is available at www.LBIX.com

(tables follow)

###

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME

(EXPRESSED IN CANADIAN DOLLARS)

	May 31	May 31
	2003	2002

Sales	$ 17,686,387	$ 17,977,529

Expenses
Cost of sales	13,335,938	13,860,912
Selling, general & administration expenses	3,811,603	3,083,589
Depreciation and amortization	414,366	345,178
Interest expense	114,817	166,091
Other	-	(8,077)

Total Expenses	17,676,724	17,447,693

Net income before taxes	9,663	529,836
Future Income Taxes	-	576,000

Net Income	9,663	1,105,836

Deficit, beginning of period	(23,212,864)	(13,438,168)

Preferred Share Dividends	-	3,450

Deficit, end of period	(23,203,201)	(12,335,782)

EARNINGS PER SHARE
Basic	$ 0.00	$ 0.08
Fully diluted	$ 0.00	$ 0.07

Weighted average number of shares outstanding	14,759,151	13,593,310

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME

(EXPRESSED IN UNITED STATES DOLLARS)

	May 31	May 31
	2003	2002

Sales	$ 12,285,626	$ 11,430,997

Expenses
Cost of sales	9,263,641	8,813,450
Selling, general & administration expenses	2,647,683	1,960,698
Depreciation and amortization	287,834	219,481
Interest expense	79,756	105,609
Other	-	(5,136)

Total Expenses	12,278,914	11,094,101

Net income before taxes	6,712	336,896
Future Income Taxes	-	366,249

Net Income	6,712	703,145

Deficit, beginning of period	(15,676,561)	(9,404,297)

Preferred Share Dividends	-	2,194

Deficit, end of period	(15,669,849)	(8,703,346)

EARNINGS PER SHARE
Basic	$ 0.00	$ 0.05
Fully diluted	$ 0.00	$ 0.04

Weighted average number of shares outstanding	14,759,151	13,593,310

As advertised in the Vancouver Province on Friday, June 27, 2003

ADVANCE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TAKE NOTICE that the Annual and Special General Meeting of the members of Leading Brands, Inc. (the “Company”), will be held at the Thurlow Room, B.C. Gas Centre, 1111 West Georgia Street, Vancouver, British Columbia, on Tuesday, August 26, 2003 at the hour of 10:00 a.m. (Vancouver time) at which time it is proposed that directors will be elected.

The Company hereby invites written nominations for directors signed by members holding in the aggregate not less than 10% of the shares having the right to vote at the meeting. If any such nomination is delivered to the registered office of the Company, 1100 – 888 Dunsmuir Street, Vancouver, B.C. V6C 3K4, not less than 35 days before the date of the meeting, accompanied by the information as to the nominee required to be furnished in the information circular, the Company will include the name of the nominee in the form of proxy and the information as to the nominee in the information circular sent by the management of the Company pursuant to sections 153 and 154 of the Company Act.

A person may be disqualified from becoming or acting as a director by Section 114 of the Company Act. No additional qualifications are imposed by the Articles of the Company.

BY ORDER OF THE BOARD

FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
CONFERENCE CALL
TUESDAY JUNE 17, 2003 at 8:00 AM (Pacific) / 11:00 AM (Eastern)

VANCOUVER, CANADA – June 13, 2003 -- LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only independent, fully integrated premium beverage company, today announced that it will release year-end earnings, before North American markets open, on the morning of June 17, 2003.

In conjunction with the Company's earnings release, you are invited to listen to a conference call, which will be held on Tuesday, June 17, 2003, at 8:00 am Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-641-6654

If you are unable to participate during the live conference call, the call will be archived for 7 days. To hear a replay of the call, please dial 1-416-626-4100 and reference the reservation code #2115 2066.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only independent fully integrated premium beverage company. The Company’s unique Integrated Distribution System™ (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including product development, manufacturing, distribution, sales, marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREKU®, Pez® 100% Juices™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, and Cool Canadian® Water.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2003 Leading Brands, Inc.

This news release is available at www.LBIX.com

FOR IMMEDIATE RELEASE

CONTACT:

Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Tel: (604) 685-5200 ext. 238
Email: rmcrae@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
CONFERENCE CALL
THURSDAY JULY 10, 2003 at 8:00 AM (Pacific) / 11:00 AM (Eastern)

VANCOUVER, CANADA – July 9, 2003 -- LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only independent, fully integrated premium beverage company, today announced that it will release first quarter earnings, before North American markets open, on the morning of July 10, 2003.

In conjunction with the Company's earnings release, you are invited to listen to a conference call, which will be held on Thursday, July 10, 2003, at 8:00 am Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-641-6710

If you are unable to participate during the live conference call, the call will be archived for 7 days. To hear a replay of the call, please dial 1-416-626-4100 and reference the reservation code #21154821.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System™ (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including product development, manufacturing, distribution, sales, marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREKU®, Pez® 100% Juices™, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails, and Cool Canadian® Water.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2003 Leading Brands, Inc.

This news release is available at www.LBIX.com